                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               SL INDUSTRIES, INC.
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    784413106
                                 --------------
                                 (CUSIP Number)

            James H. Carll, Archer & Greiner, One Centennial Square,
                      Haddonfield, NJ 08033 (609-795-2121)
            --------------------------------------------------------
                          (Name, Address and Telephone
                           Number of Person Authorized
                             to Receive Notices and
                                 Communications)

                                  July 18, 1996
                             -----------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)
                                Page 1 of 9 Pages

CUSIP NO.             784413106
          -------------------------------

- -------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

                    UM Investment Corporation    51-0266463
- -------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]
         (b)      [   ]


- -------------------------------------------------------------------------------
3)       SEC Use Only


- -------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)

                                       WC
- -------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


- -------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

                                                        Delaware
- -------------------------------------------------------------------------------
Number of Shares           (7)     Sole Voting Power
Beneficially                                                       312,100
Owned By Each              ------------------------------------------------
Reporting                  (8)      Shared Voting Power              --
Person                     ------------------------------------------------
With                       (9)      Sole Dispositive Power
                                                                   312,100
                           ------------------------------------------------
                           (10)     Shared Dispositive Power         --


- -------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                     312,100
- -------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [  ]

- -------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
                                      5.4%
- -------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)
                                       CO
         ----------------------------------------------------------------------

- -------------------------------------------------------------------------------

CUSIP NO.                784413106
          ----------------------------------

- -------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons


                    UM Holdings, Ltd.   22-1982496
- -------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]
         (b)      [   ]


- -------------------------------------------------------------------------------
3)       SEC Use Only


- -------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)

                                       WC
- -------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

- -------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

                                   New Jersey
- -------------------------------------------------------------------------------
Number of Shares           (7)      Sole Voting Power
Beneficially                                                      Zero
Owned By Each              ----------------------------------------------------
Reporting                  (8)      Shared Voting Power
Person                                                            Zero
With                       ----------------------------------------------------
                           (9)      Sole Dispositive Power
                                                                  Zero
                           ----------------------------------------------------
                           (10)     Shared Dispositive Power      Zero


- -------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                      Zero
- -------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [  ]

- -------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
                                      Zero
- -------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)
                                    HC and CO
         ----------------------------------------------------------------------

- -------------------------------------------------------------------------------

Item 1 - Security and Issuer

         This Statement relates to the common stock, $.20 par value ("Common Stock"), of SL Industries, Inc. ("SL"). The principal executive offices of SL are located at 520 Fellowship Road, Suite A-114, Mt. Laurel, New Jersey 08054.

Item 2 - Identity and Background

         This Statement is filed jointly by UM Investment Corporation, a Delaware corporation ("UM Investment"), and UM Holdings, Ltd., a New Jersey corporation ("UM").

         The principal business of UM Investment, which is a wholly-owned subsidiary of UM, is maintaining and managing investments. Its principal business and office address is 103 Springer Building, Concord Plaza, 3411 Silverside Road, Wilmington, Delaware 19810.

         UM is a holding company. Its wholly-owned subsidiaries provide services to the pharmaceutical industry, provide management services to providers of executive physicals and related services, manufacture and sell exercise equipment and operate a commercial airline. Its principal business and office address is 56 Haddon Avenue, Haddonfield, New Jersey 08033. John Aglialoro and Joan Carter, who are married, own substantially all of the outstanding capital stock of UM and accordingly are controlling persons. Schedule I hereto sets forth the following information with respect to such shareholders and each director and executive officer of UM and UM Investment (each of whom is a citizen of the United States):

         (a) name;

         (b) business address;

         (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         During the past five years neither UM nor UM Investment nor, to the best of UM's knowledge, any person named in Schedule I has been convicted in a criminal proceeding (excluding
                                        4
traffic violations or similar misdemeanors) or has been party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration.

         Internal funds in the approximate amount of $2,084,000 were utilized to fund the purchases of the shares of the Common Stock.

Item 4 - Purpose of Transactions.

         UM's purpose in causing UM Investment to purchase the shares of Common Stock was to acquire an investment position in SL. UM does not believe that it has obtained, by its acquisition of the Common Stock, the ability to direct or materially influence management decisions.

         While UM does not have any specific level of desired stock ownership, it is UM's general intent to acquire from time to time additional shares of the Common Stock, if available at favorable prices. UM also intends to review its investment position from time to time. Depending upon such review, market and business conditions and other factors, UM may, rather than increase its position, choose to maintain the present level of investment or sell all or a portion of its shares of the Common Stock.

Item 5- Interest in Securities of the Issuer.

         UM Investment beneficially owns 312,000 shares of the Common Stock, representing 5.4% of the outstanding Common Stock (based upon the outstanding shares as indicated in SL's most recent available filing with the Securities and Exchange Commission).

         UM Investment possesses the sole power to vote or to direct the vote and to dispose or to direct the disposition of all shares of Common Stock owned by it.

         Except as referred to above, neither UM nor UM Investment nor, to the best of UM's knowledge, any of the persons listed on Schedule I hereto, beneficially owns any shares of Common Stock.

         Within the past 60 days, UM Investment purchased and sold shares of the Common Stock on the dates, in the amounts and at the prices set forth on
Schedule II hereto. Each transaction was a market transaction by brokers acting on its behalf. No other transactions in the Common Stock were effected during the past 60 days by UM Investment or UM or, to the best of UM's knowledge, by any of the persons listed on Schedule I hereto.

Item 6 - Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7 - Material to be Filed as Exhibits.

         Exhibit 1 - Joint Filing Agreement dated July 18, 1996.

         After reasonable enquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 1996
- -------------------------
Date


 /s/ John Aglialoro
- -------------------------
Signature


John Aglialoro
Chairman
UM Holdings, Ltd. and
UM Investment Corporation
- -------------------------
Name/Title

                                   SCHEDULE I
                 Shareholders, Directors and Executive Officers
                                       of
                              UM and UM Investment

                                                                   Relationship
                                                                   to UM and                    Principal
Name                       Business Address                        UM Investment                Occupation (1)
- ----                       ----------------                        -------------                --------------


John Aglialoro             UM Holdings, Ltd.                        Shareholder,                 Chairman
                           56 Haddon Avenue                         Director and                 of UM
                           Haddonfield, NJ  08033                   Executive Officer
                                                                    of UM and Director
                                                                    and Executive Officer
                                                                    of UM Investment

Joan Carter                UM Holdings, Ltd.                        Shareholder,                 President of  UM
                           56 Haddon Avenue                         Director and
                           Haddonfield, NJ 08033                    Executive Officer
                                                                    of UM and Director
                                                                    and Executive Officer
                                                                    of UM Investment


Arthur W. Hicks, Jr.       UM Holdings, Ltd.                        Executive Officer of         Chief Financial
                           56 Haddon Avenue                         UM and UM Investment         Officer of UM
                           Haddonfield, NJ 08033

James H. Carll             Archer & Greiner                         Director of UM               Member of the
                           One Centennial Square                                                 Law Firm of
                           Haddonfield, NJ  08033                                                Archer & Greiner


(1)      Address of employer is same as the individual's business address.

                                   SCHEDULE II

                               UM INVESTMENT CORP.
                                  SL INDUSTRIES
                    PRIOR SIXTY DAY PURCHASE AND SALE HISTORY



                        # SHARES
 DATE                PURCHASED/(SOLD)        PRICE PER SHARE
- ------               ----------------        ---------------
5/29/96                  (2,000)                  $10 1/2
6/3/96                    2,000                     9 7/8
6/3/96                      900                     9 7/8
6/10/96                   1,400                     9 7/8
6/11/96                   1,500                     9 7/8
6/11/96                   1,000                     9 7/8
6/11/96                   1,000                     9 7/8
6/11/96                   1,000                     9 7/8
6/12/96                   2,200                     9 7/8
6/12/96                   1,000                     9 7/8
6/12/96                   2,100                     9 7/8
6/18/96                     800                     9 5/8
6/19/96                   2,200                     9 5/8
6/21/96                   2,900                     9 1/2
6/24/96                   2,900                     9 3/8
6/25/96                   3,300                     9 1/4
6/25/96                  12,500                     9.238
6/26/96                     400                     9 1/2
6/27/96                   1,100                     9 1/4
6/28/96                   3,700                     9
7/1/96                    4,400                     8 7/8
7/3/96                   20,000                     9.2406
7/2/96                    1,000                     8 3/4
7/18/96                   1,900                     8 1/2
7/18/96                   5,000                     8 3/8
7/18/96                  25,000                     8 3/4

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT



         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of SL Industries, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this eighteenth day of July, 1996.

                                       UM HOLDINGS, LTD.


                                       By:
                                          ------------------------------------
                                            John Aglialoro, Chairman


                                       UM INVESTMENT CORPORATION


                                       By:
                                          ------------------------------------
                                            John Aglialoro, Chairman